ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

02042096

June 18, 2002

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED JUN 25 2002 WASH, D.C. 154

Re: FJA AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our submission of May 13, 2002, enclosed please find a copy of an ad-hoc announcement regarding significant new orders.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

PROCESSED
JUL 01 2002
THOMSON FINANCIAL

JKG/ejm
Enclosure

dlw 6/26

DOCSNY1:863595:1
5-5 JG9

Ad-hoc Announcement

FJA AG: Five orders for new software for administration of Riester subsidies

The FJA AG consulting and software company (Security Code Number 513010) for insurance and financial services providers has received five orders for its new standard software for the administration of Riester subsidies within four weeks. These are Gothaer Leben, Karlsruher Leben, Vereinigte Postversicherung (VPV), Westfälische Provinzial and Zusatzversorgungskasse des Baugewerbes (construction industry supplementary pension fund). In addition, three further customers will use the software within the context of existing contracts with FJA for IT Outsourcing. The board expects a number of additional customers in the near future.

Insurance companies as well as providers of both German models of pension funds which are offering products subsidised under the German Retirement Savings Act are obliged to administer these subsidies. It has to be ensured that the related processes between the central subsidy authority for old age pensions (ZfA), the recipients of these subsidies and providers of these products are efficiently managed and documented.

With this new software FJA again gains advantage from the continued investments by the financial services sector triggered by the German pension reform. The orders mentioned above underline FJA's position as market leader for software for insurers and pension funds.

FJA AG
Dr. Thomas Meindl
Leonhard-Moll-Bogen 10
D - 81373 Munich
Telephone: + 49 (0) 89 769 01 - 144
Fax: + 49 (0) 89 743 717 31
E-Mail: thomas.meindl@fja.com
Internet: www.fja.com

Munich, 13/06/2002